L'ORÉAL

L'OREAL
International Financial Information Department

2nd May, 2005


05007930

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release and presentation about the impact of transition to IFRS standards.

Very truly yours,

The International Financial
Information Director



Jean-Régis CAROR



L'ORÉAL

IMPACT OF TRANSITION TO IFRS STANDARDS ON L'OREAL CONSOLIDATED FINANCIAL STATEMENTS

The change in accounting standards has called for a substantial preparation and training effort, which began in 2002 in the various entities of the L'Oréal group. The presentation of the 2004 consolidated financial statements in accordance with IFRS standards has been subjected to auditing procedures by the Statutory Auditors. The main items affected by the change are summarised below.

Main impacts:

On the Balance Sheet at December 31st 2004: **a strengthening of the structure**

- Consolidated shareholders' equity increased by €1.26 billion to reach €11.8 billion, that is +11.9%. This change is mainly the result of the revaluation of Sanofi-Aventis investment at market value and the reclassification of L'Oréal treasury stock.
- Net debt, which previously amounted to €1.47 billion, is now €1.57 billion at December 31st 2004.
- The gearing is now 13.3% at December 31st 2004.

On the 2004 Profit and Loss Account: **a slight improvement in net earnings per share**

- The reclassification of charges, which are deducted from sales, results in sales of €13,641 million for 2004 instead of €14,534 million, that is -6.1%. This reclassification has no impact on earnings.
- Adjusted operating profit amounted to €2,162 million, or 14.9% of sales, using French accounting standards. Using IFRS standards, operating profit is now €2,089 million, representing 15.3% of sales.
- Net income after minority interests, up by €344 million, is now €3,970 million using IFRS standards, instead of €3,626 million using French accounting standards.
- 2004 net operational profit after minority interests amounted, using French accounting standards, to €1,656 million or 11.4% of sales and €2.46 per share after dilution. Net profit before non-recurrent items after minority interests comes out, using IFRS standards, at €1,609 million, or 11.8% of sales and €2.48 per share after dilution.
  The number of shares taken into account to calculate diluted net earnings per share has changed from 673,547,541 shares to 649,598,404 shares.
- Diluted net earnings per share excluding non-recurrent items, Sanofi-Aventis deconsolidated, now amounts to €2.29, instead of €2.23.

A detailed presentation of the impact of transition to IFRS standards on L'Oréal consolidated financial statements is available in both French and English on the Internet site: www.loreal-finance.com.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: 01.47.56.80.02

Journalists
Mr Mike RUMSBY
☎: +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.

APPENDICES

- Detailed presentation of the impact of transition to IFRS standards on L'Oréal consolidated financial statements by C. MULLIEZ Executive Vice-President Administration and Finance
- Opening Balance Sheet at January 1st 2004
- Notes on the reconciliation of the opening Balance Sheet at January 1st 2004
- Balance Sheet at December 31st 2004
- Notes on the reconciliation of the Balance Sheet at December 31st 2004
- Impact of IFRS on shareholders' equity
- Profit and Loss account by nature
- Application of IFRS standards to 2004 sales

Transition to IFRS standards



April 28th 2005

Synthesis

- **Balance sheet at 12/31/2004**
  - ▶shareholders' equity increased by €1,261m to €11,825m
  - ▶net debt up from €1,471m to €1,568m
  - ▶gearing down from 15.9% to 13.3%
- **2004 profit and loss account**
  - ▶2004 published sales reduced by €893m, or 6.1% of sales
  - ▶operating profitability improved from €2,162m, or 14.9% of sales, to €2,089m, or 15.3% of sales
  - ▶net income after minority interests up from €3,626m to €3,970m
  - ▶net earnings per share before non-recurrent items up from €2.46 to €2.48
  - ▶net earnings per share excluding non-recurrent items, with Sanofi-Aventis deconsolidated, up from €2.23 to €2.29



Contents

General context

- Financial statements established in accordance with IFRS/IAS standards existing at December 31st, 2004
  - ▶applied retroactively at January 1st, 2004.
  - ▶based on the following options as provided for in standard IFRS 1 on the first application of IFRS standards :
    - No restatement of business combinations prior to January 1st, 2004
    - Actuarial gains and losses on pension obligations fully recognised against equity at January 1st, 2004
    - Cumulative translation adjustments at January 1st, 2004 merged with consolidated reserves
    - No revaluation of tangible assets at January 1st, 2004.



General context

- IAS 32 and 39 relating to financial instruments have been applied retroactively at January 1st, 2004 for comparison purposes.
- Any publication of standards or interpretations published after today's date may change the information that is presented.
- The figures and impacts mentioned in this document have been subjected to auditing procedures by the Statutory Auditors.



Main standards with an impact on L'Oréal

IAS 1	: Presentation of Financial Statements
IAS 12	: Income Taxes
IAS 14	: Segment Reporting
IAS 16	: Property, Plant and Equipment
IAS 18	: Revenue
IAS 21	: The Effects of changes in Foreign Currency Exchange Rates
IAS 32/39	: Financial Instruments
IAS 33	: Earnings per Share
IAS 36	: Impairment of Assets
IAS 38	: Intangible Assets
IFRS 1	: First time Adoption of IFRS
IFRS 2	: Share-based Payment
IFRS 3	: Business Combinations

IAS 1: Presentation of Financial Statements

▶Balance sheet

- Distinction between non-current and current assets/liabilities
  - Identified non-current liabilities:
    - Provision for pension obligation
    - Deferred tax liabilities
    - Debts maturing in more than one year's time
    - Other provisions for non-current liabilities and charges
  - Identified non-current assets (in addition to the existing items):
    - Deferred tax assets

▶Profit and loss account

- Presentation **in gross amounts** before tax, between operating profit and operational profit, of the non-recurrent items, particularly capital gains and losses on asset disposals, depreciation of long-term assets and restructuring costs.



BALANCE SHEET

Impact of IFRS standards

Balance sheet at 1/1/2004



€ millions
ASSETS
12/31/2003 published
01/01/2004 IFRS
Net fixed assets
8,136
8,753
Non-current assets
Inventories and receivables
,573
,087
Current assets
Gross cash
Cash & cash equivalents
Total
15,012
13,559
LIABILITIES
12/31/2003 published
01/01/2004 IFRS
Shareholders' equity
8,136
6,152
Shareholders' equity
Provisions
,439
,616
Non-current provisions
Debts
Debts (current and non-current)
Current liabilities
Current liabilities
15,012
13,559

Impact on balance sheet total at 1/1/2004

Publ. B/S total	**15,012**
IFRS impact	**-1,453**
IFRS B/S total	**13,559**

€ millions

	Assets	Liabilities excluding Shareholders' equity	Shareholders' equity
▪Deferred tax liability on Sanofi-Aventis investment		+ 272	- 272
▪Reclassification of treasury stock			-1,610
Gross value	-1,793		
Depreciation	+277		
Tax effect	-94		
▪Booking of actuarial gains and losses on pensions			-144
Gross value		+221	
Tax effect	+77		
▪Miscellaneous	+80	+38	+42
Total adjustments	**-1,453**	**+531**	**-1,984**

-1,453

Impact of IFRS standards

Balance sheet at 12/31/2004


€ millions
ASSETS
12/31/2004 published
12/31/2004 IFRS
Net fixed assets
Inventories and receivables
Gross cash
Total
11,534
665
18,179
15,734
,075
20,385
Non-current assets
Current assets
Cash & cash equivalent
LIABILITIES
12/31/004 published
12/31/2004 IFRS
Shareholders' equity
Provisions
Debts
Current liabilities
10,564
,921
18,179
11,825
,506
20,385
Shareholders' equity
Non-current provisions
Debts (current and non-current)
Current liabilities

L'ORÉAL

Impact on balance sheet total at 12/31/2004

Publ. B/S total	**18,179**
IFRS impact	**+2,206**
IFRS B/S total	**20,385**

€ millions

	Assets	**Liabilities excluding Shareholders' equity**	**Shareholders' equity**
▪Revaluation of Sanofi-Aventis investment at market value			+2,976
Gross value	+3,531		
Tax effect		+555	
▪Deferred tax liability on Sanofi-Aventis investment		+129	-129
▪Reclassification of treasury stock			- 1,472
Gross value	-1,759		
Depreciation	+435		
Tax effect	-148		
▪Booking of actuarial gains and losses on pensions			-135
Gross value		+206	
Tax effect	+71		
▪Miscellaneous	+76	+55	+21
Total adjustments	**+2,206**	**+945**	**+1,261**
		+ 2,206	

Impact of revaluation of Sanofi-Aventis investment
IAS 32-39: Financial instruments

▸**Financial assets** measured at fair value at each closing and unrecognised gain recorded in shareholders' equity.

- Revaluation at 12/31/2004 of Sanofi-Aventis investment based on listed share price recorded through shareholders' equity, that is :

Non-current financial assets	+€3,531m
Deferred tax liability	-€555m
Net impact on shareholders' equity at 12/31/2004	+ €2,976m

The value of Sanofi-Aventis investment is recorded under the "Financial assets" item in an amount of €8,410.8 million at December 31st, 2004, and corresponds to the market value of the shares based on the share price at December 31st, 2004, that is €58.80.
The "Deferred tax liability"' item includes, at December 31st, 2004, an amount of €1,241.6 million corresponding to the difference between the tax value of Sanofi-Aventis shares and their book value, at a rate of 15.72%.

Impact of deferred taxation on the consolidated value of Sanofi-Aventis

IAS 12: Income Taxes

- **Deferred taxes**

Booking of deferred tax liability corresponding to the difference between the tax value and the book value of Sanofi-Synthélabo investment accounted for under the equity method:

Impact on shareholders' equity at 1/1/2004	**- €272m**
Resulting improvement of 2004 profit:	
▸Reduction of €107 million in tax on Sanofi-Aventis dilution capital gain	+ €107.0m
▸Reduction of €60.3 million in tax resulting from the change in the long-term rate from 20.2% to 15.72%	+ €60.3m
▸Recording of tax charge on 2004 increase in the value of the Sanofi-Synthélabo investment accounted for under equity method over the period January 1st, 2004 to August 12th, 2004	- €24.5m
Reduction of 2004 tax charge	**+ €142.8m**
Impact on shareholders' equity at 12/31/2004	**- €129m**

Impact of reclassification of treasury stock
IAS 32-39: Financial instruments

- Reclassification as a deduction from shareholders' equity of **treasury stock recorded as Marketable Securities**

- Deduction from shareholders' equity
  - at 1/1/2004 — -€1,610m
  - at 12/31/2004 — -€1,472m

- Improvement of 2004 profit by elimination of the depreciation of treasury stock net of tax — +€104.5m

IAS 16: Property, Plant and Equipment

- **Reclassification of Point-of-sales advertising**, stands and displays subject to depreciation from "Other receivables and prepaid expenses" to "Tangible assets"

  - ▸€200m at 1/1/2004

  - ▸€234m at 12/31/2004

- No impact of sum of parts approach

IAS 21: Effect of changes in foreign exchange rates

- Recording of goodwill in the currency of the business acquired and conversion at the closing exchange rate.

  - ▶Lowering of goodwill and shareholders' equity by €34m at 12/31/2004 – (2004 acquisitions)

  - ▶Goodwill recorded prior to January 1st, 2004 has been left in euros calculated at the historic exchange rate.

IFRS 3: Business Combinations
IAS 38: Intangible Assets

- Reclassification of "market shares" and "business value" as goodwill as they no longer comply with the definition of a separable intangible asset

Impact on 'goodwill' item at 1/1/2004	+ €2,719.4m
Impact on 'goodwill' item at 12/31/2004	+ €2,669.8m

- Elimination of amortisation of goodwill

Impact on 2004 profit	+ €57.3m

Research & Development
IAS 38: Intangible Assets

- No capitalisation of development costs as no significant project meets all the 6 criteria specified in the standard.

IAS 36: Impairment of assets

- Justification each year of the values of brands with an indefinite life span
  - By use of the discounted cash flow method in accordance with the model adopted at the time of the acquisition

- Annual justification of goodwill by analysis of the recoverable value of the Cash Generating Units (CGU)
  - At L'Oréal, a CGU corresponds to one or more worldwide brands

- No additional impairment compared to French GAAP has been identified in the 2004 opening and closing balance sheets



PROFIT AND LOSS ACCOUNT

2004 IFRS profit and loss account by nature

€ millions	2004
NET SALES	**13 641,3**
Purchases and variation in inventories	-2 577,3
Personnel costs	-2 707,6
External charges	-5 641,3
Taxes and similar payments	-227,8
Depreciation	-479,9
Charges to provisions	45,0
Operating profit before exchange gains and losses	**2 052,4**
Foreign exchange gains and losses	36,5
OPERATING PROFIT	**2 088,9**
Capital gains and losses on disposals of assets	-62,7
Impairment of long-term assets	-24,0
Restructuring costs	-39,5
Sanofi-Aventis dilution capital gain	2 854,5
OPERATIONAL PROFIT	**4 817,2**
Financial expenses and incomes	-47,0
Share in net profit of equity affiliates	292,3
PRE-TAX PROFIT	**5 062,5**
Income tax	-1 089,7
NET PROFIT	**3 972,8**
Minority interests	-3,1
NET PROFIT after minority interests	**3 969,7**

Profit and loss account by nature

€ millions

Published (French standards)	2004	Reclassifications and restatements	IFRS presentation	2004
NET SALES	**14,533.9**	**-892.7**	**NET SALES**	**13,641.3**
Purchases and variation in inventories	-2,577.3		Purchases and variation in inventories	-2,577.3
Personnel costs	-2,701.9	-5.7	Personnel costs	-2,707.6
External charges	-6,469.2	828.2	External charges	-5,641.0
Taxes and similar payments	-227.8		Taxes and similar payments	-227.8
Depreciation	-479.9		Depreciation	-479.9
Charges to provisions	38.1	6.6	Charges to provisions	44.7
Operating profit	**2,115.9**	**-63.6**	**Operating profit before exchange gains and losses**	**2,052.4**
Foreign exchange gains and losses	45.6	-9.1	Foreign exchange gains and losses	36.5
ADJUSTED OPERATING PROFIT	**2,161.5**	**-72.6**	**OPERATING PROFIT**	**2,088.9**
		-62.7	Capital gains and losses on disposals of assets	-62.7
		-24.0	Impairment of long-term assets	-24.0
		-39.5	Restructuring costs	-39.5
		2,854.5	Sanofi-Aventis dilution capital gain	2,854.5
			OPERATIONAL PROFIT	**4,817.2**
Financial expense - net	-98.7	51.7	Financial expenses and incomes	-47.0
PRE-TAX PROFIT OF CONSOLIDATED COMPANIES	**2,062.8**			
		292.3	Share in net profit of equity affiliates	292.3
			PRE-TAX PROFIT	**5,062.5**
Income tax	-696.0	-393.7	Income tax	-1,089.7
NET OPERATIONAL PROFIT OF CONSOLIDATED COMPANIES	**1,366.8**			
Share in net operational profit of equity affiliates	292.2	-292.2		
NET OPERATIONAL PROFIT OF CONSOLIDATED COMPANIES	**1,659.0**			
Charges to provisions for depreciation of treasury stock - net of tax	-104.5	104.5		
Capital gains and losses on disposals of assets - net of tax	-56.2	56.2		
Restructuring costs - net of tax	-27.2	27.2		
Amortisation of goodwill	-81.3	81.3		
Sanofi-Aventis dilution capital gain net of tax	2,239.0	-2,239.0		
NET INCOME BEFORE MINORITY INTERESTS	**3,628.8**	**344.0**	**NET PROFIT**	**3,972.8**
Minority interests	-3.1	0.0	Minority interests	-3.1
NET INCOME AFTER MINORITY INTERESTS	**3,625.7**	**344.0**	**NET INCOME AFTER MINORITY INTERESTS**	**3,969.7**
NET OPERATIONAL PROFIT AFTER MINORITY INTERESTS	**1,655.7**		**NET PROFIT BEFORE NON-RECURRENT ITEMS AFTER MINORITY INTERESTS**	**1,609.0**

Reconciliation of sales
IAS 18: Revenue

- **New definition of sales**
  - ▶Change in accounting of sales incentives granted to customers, distributors or consumers (commercial co-operation, coupons, cash discounts, loyalty programmes, etc.)
    - considered as selling price reductions and accounted for as a deduction from sales
    - unless specifically defined conditions are met, so that some advantages can be entered as costs (fair value, proof of performance, etc.)

Consequently:

- **2004 sales down by €893 million in IFRS, or 6.1% of 2004 published sales**
- **no impact on profit**

Reconciliation of sales

IAS 18: Revenue

	€ millions
Net Sales – French standards	**14,533.9**
Personnel costs: *reinvoicing of beauty advisors*	- 6.3
External costs: *sales incentives to customers*	- 828.2
Changes in provisions for returns	- 6.6
Financial expense - net: *cash discounts granted to customers*	- 51.5
Total reclassifications	- 892.7
Net Sales – IFRS standards	**13,641.3**

Reconciliation of 2004 sales

Impact on divisions and geographic zones

€ millions	French standards	IFRS standards
Divisions		
Professional Products	1,998	1,920
Consumer Products	7,754	7,050
Luxury Products	3,520	3,450
Active Cosmetics	852	841
Cosmetics total	**14,220**	**13,348**
Geographic zones		
Western Europe	7,313	6,733
North America	3,772	3,571
Rest of the World	3,135	3,045
Cosmetics total	**14,220**	**13,348**
Dermatology	293	293
Group total	**14,534**	**13,641**

Reconciliation of personnel costs
IFRS 2: Share-based Payment

- **Stock options (IFRS 2)**

  - ▸The value of the options granted (valued using the Black & Scholes model), calculated at the grant date are booked as expenses over the vesting period (5 years)

  - ▸In 2004, the stock option expense amounted to €20.4 million without tax effect. It relates to plans from November 7th, 2002 onwards.

  - ▸No impact on shareholders' equity

Reconciliation of personnel costs

IAS 18: Revenue
IFRS 1: First time adoption of IFRS
IFRS 2: Share-based Payment

	€ millions
Personnel costs – French standards	**2,701.9**
▪Costs linked to stock option plans (IFRS 2)	+20.4
▪Reclassification of reinvoicings of beauty advisors (IAS 18)	-6.3
▪Cancellation of depreciation of actuarial gains and losses on pensions (IFRS 1)	-8.4
Total reclassifications	**+ 5.7**
Personnel costs – IFRS standards	**2,707.6**

Reconciliation of foreign exchange gains and losses

IAS 32-39: Financial instruments

Foreign currency risk hedging

All foreign currency hedging derivatives **must be entered on the balance sheet at their market value**, even if they relate to purchases and sales of the following accounting period. If the hedging relationship is duly documented, the revaluation of the hedging instruments has an impact on:

- **the profit and loss account** (for the part of the market value that is related to **variations in time value, as in the case of option premiums)**
- **shareholders' equity** (for the part of the market value that is related to **variations in the spot rate** between the date of inception of the hedge and the closing date).

Reconciliation of foreign exchange gains and losses

IAS 32-39: Financial instruments

Due to the fluctuation of the market value of exchange and interest rate hedges:

- Impact of -€9m on 2004 profit ("Foreign exchange gains and losses" line), that is -€7m after tax
- Net impact on shareholders' equity at 1/1/2004: +€48m
- Net impact on shareholders' equity at 12/31/2004: +€22m

Reconciliation of operating profit

		€ millions
Adjusted operating profit – French standards		**2,161.5**
▪Cash discounts granted to customers	(Sales)	- 51.5
▪Stock option costs	(Personnel costs)	- 20.4
▪Elimination of charge for depreciation of actuarial gains and losses	(Personnel costs)	8.4
▪Impact on profit of time value of foreign currency hedges	(Exchange gains/losses)	- 9.1
	Total adjustments	**-72.6**
Operating profit – IFRS standards		**2,088.9**

Reconciliation of 2004 income tax

€ millions

2004 income tax – French standards		**- 696.0**
▪Tax on capital gains and losses on disposals of assets	Reclassifications	6.0
▪Tax on restructuring costs	Reclassifications	12.3
▪Tax on Sanofi-Aventis dilution capital gain	Reclassifications	- 553.6
▪Deferred tax on Sanofi-Aventis	IFRS adjustments	142.8
▪Other	IFRS adjustments	- 1.2
	Total	**- 393.7**
2004 income tax – IFRS standards		**- 1,089.7**

2004 net income after minority interests

	€ millions
2004 net income after minority interests - French standards	**3,625.7**
▪Costs relating to stock option plans	-20.4
▪Elimination of depreciation charge for actuarial gains & losses on pension obligations	8.4
▪Time value effect of foreign exchange risk hedging instruments	-9.1
▪Other restatements	-0.2
▪Tax effect on above adjustments	-1.2
▪Cancellation of provision for treasury stock - net of tax	104.5
▪Elimination of goodwill depreciation	57.3
▪Restatement differential on gross Sanofi-Aventis dilution capital gain	61.9
▪Sanofi-Aventis deferred tax	142.8
Total adjustments	**344.0**
2004 net income after minority interests - IFRS standards	**3,969.7**
Average number of shares for calculation of diluted profit	*649,598,404*
Diluted earnings per share	***6.11***

IAS 33: Earnings per share

- **Earnings per share**
  - ▶ Net earnings per share take into account all treasury stock, which are now deducted from shareholders' equity
  - ▶ The number of shares used to calculate 2004 earnings per share is 647,677,982 shares in IFRS, compared with 673,547,541 shares in French standards

- **Diluted earnings per share**
  - ▶ Subscription option plans and purchase option plans are the only instruments that can have a dilutive effect
  - ▶ The number of shares used to calculate the 2004 diluted earnings per share is 649,598,404 shares, compared with 673,547,541 shares in French standards

2004 net profit after minority interests excluding non-recurrent items

	€ millions
2004 net operational profit after minority interests - French standards	**1,655.7**
▪Costs relating to stock option plans	-20.4
▪Elimination of depreciation charge for actuarial gains and losses on pension obligations	8.4
▪Time value effect of foreign exchange risk hedging instruments	-9.1
▪Other restatements	+ 0.1
▪Tax effect on above adjustments	-1.2
▪Deferred tax liability on increase in value of Sanofi-Aventis investment accounted for under equity method	-24.5
Total adjustments	**- 46.7**
2004 net profit after minority interests excluding non-recurrent items - IFRS standards	**1,609.0**
Average number of shares for calculation of diluted profit	*649,598,404*
Diluted earnings per share	***2.48***



2004 net profit after minority interests excluding non-recurrent items, Sanofi-Aventis deconsolidated – IFRS standards

	€ millions
2004 net profit after minority interests excluding non-recurrent items - IFRS standards	**1,609.0**
▪Sanofi-Aventis equity method profit	- 293.5
▪Tax on increase in value of Sanofi-Aventis	24.5
▪2004 Sanofi-Aventis dividends	145.9
2004 net profit after minority interests excluding non-recurrent items - IFRS standards	**1,485.9**
Average number of shares for calculation of diluted profit	*649,598,404*
Diluted earnings per share	***2.29***

2004 earnings per share [1]

	French standards	IFRS standards
Average number of shares	673,547,541	649,598,404
Net income after minority interests	€5.38	€6.11
Net profit after minority interests excluding non-recurrent items	€2.46	€2.48
Net profit after minority interests excluding non-recurrent items, Sanofi-Aventis deconsolidated	€2.23	€2.29

(1) based on diluted number of shares

Synthesis

- **Balance sheet at 12/31/2004**
  - ▶shareholders' equity increased by €1,261m to €11,825m
  - ▶net debt up from €1,471m to €1,568m
  - ▶gearing down from 15.9% to 13.3%
- **2004 profit and loss account**
  - ▶2004 published sales down by €893m, that is 6.1% of sales
  - ▶operating profitability improved from €2,162m (14.9% of sales) to €2,089m (15.3% of sales)
  - ▶net income after minority interests up from €3,626m to €3,970m
  - ▶net earnings per share excluding non-recurrent items up from €2.46 to €2.48
  - ▶net earnings per share excluding non-recurrent items, Sanofi-Aventis deconsolidated, up from €2.23 to €2.29

Next stage

09/02/2005:

- ▶ Presentation of financial statements for first half of 2005 with comparison of financial statements for first half of 2004 and full-year 2004

- ▶ Segment information by division with the following indicators:
  - net sales
  - operating profit
  - depreciations and provisions
  - total assets and liabilities
  - acquisitions of tangible and intangible assets

Opening balance sheet at 1/1/2004

Assets

Published balance sheet at 12/31/2003 French standards € millions			IFRS reclassification and restatement		Opening IFRS balance sheet at 1/1/2004	
			Asset/Asset	Asset/Liability		
Fixed assets	***8,136.4***		***660.2***	***-43.1***	***Non-current assets***	***8,753.5***
Goodwill	844.0	*1*	2,378.7	36.6	Goodwill	3,259.3
Intangible assets	3,761.7	*2*	-2,718.5	-6.8	Intangible assets	1,036.4
Tangible assets	1,843.9	*3*	205.0	-	Tangible assets	2,048.9
Financial assets	161.1	*4*	-49.9	-2.1	Financial assets	109.1
Investments in equity affiliates	1,525.7	*5*	340.7	-6.2	Investments in equity affiliates	1,860.2
		6	504.2	-64.6	Deferred tax assets	439.6
Current assets	***6,875.7***		***-660.2***	***-1,409.8***	***Current assets***	***4,805.7***
Inventories	1,093.3		-	-4.3	Inventories	1,089.0
Prepayments to suppliers	64.5		-64.5	-		
Trade accounts receivable	2,006.8		-8.3	-	Trade accounts receivable	1,998.5
Other receivables and prepaid expenses	1,408.4	*6*	-577.5	98.0	Other receivables	928.9
			69.9	-	Current tax assets	69.9
Marketable securities	1,748.6	*7*	-233.1	-1 515.5		
Cash and cash equivalents	554.1	*8*	153.3	12.0	Cash and cash equivalents	719.4
Total	**15,012.1**		**0.0**	**-1,452.9**	**Total**	**13,559.2**

Liabilities

Published balance sheet at 12/31/2003 French standards € millions			IFRS reclassification and restatement		Opening IFRS balance sheet at 1/1/2004	
			Liability/Liability	Asset/Liability		
Shareholders' equity[1]	***8,136.2***	*15*	***-558.1***	***-1,426.5***	***Shareholders' equity***	***6,151.6***
Capital stock	135.2		-	-	Capital stock	135.2
Additional paid-in capital	953.4		-	-	Additional paid-in capital	953.4
Reserves	8,279.0		- 1,755.4	257.8	Reserves	6,781.4
Cumulative translation adjustments	- 1,243.3		1,242.3	1.0	Cumulative translation adjustments	0
			-4.2	70.1	Unrealised holding gains	65.9
				- 1,792.6	Treasury stock	- 1,792.6
					Shareholders' equity excluding minority interests	***6,143.3***
Minority interests	11.9		-40.8	37.2	Minority interests	8.3
Provisions for liabilities and charges	***1,439.3***		**202.2**	**-25.1**	***Non-current liabilities***	***2,370.6***
Provisions for employee retirement obligation and related benefits	906.3	**9**	223.7	-	Provisions for employee retirement obligation and related benefits	1,130.0
Other provisions for liabilities and charges	492.5	**10**	-293.7	-	Other provisions for liabilities and charges	198.8
Deferred tax liabilities	40.5	**11**	272.2	-25.1	Deferred tax liabilities	287.6
Borrowings and debts	***1,941.2***	*12*	**-1,187.2**	**0.2**	Non-current borrowings and debts	754.2
Current liabilities	***3,495.4***		**1,543.1**	**-1.5**	***Current liabilities***	***5,037.0***
Customers' deposits and advances	0.4		-0.4	-		
Trade accounts payable	2,078.0		-1.0	1.4	Trade accounts payable	2,078.4
		13	1,149.5	-0.6	Current borrowings and debts	1,148.9
Other liabilities	1,417.0	*14*	162.9	-2.3	Other liabilities	1,577.6
			232.1	-	Current tax liabilities	232.1
Total	**15,012.1**		**0.0**	**-1,452.9**	**Total**	**13,559.2**

[1] Including *Minority interests*

Notes on the reconciliation of the opening balance sheet at January 1st 2004

Assets

Notes 1 and 2: Business value (€2,608.6 million) and market share (€110.8 million) have been reclassified as *Goodwill* as they cannot be recorded as identifiable intangible assets in application of IAS 38.
The goodwill relating to the Sanofi-Synthélabo investment has been reclassified in the *Investments in equity affiliates* line in an amount of €340.7 million.

Note 3: Advertising materials which can be depreciated have been transferred from *Other receivables and prepaid expenses* to *Tangible assets* in an amount of €200 million (standard IAS 16).

Note 4: The current portions of loans have been reclassified as *Other receivables*.

Note 5: The goodwill relating to Sanofi-Synthélabo investment has been reclassified to the *Investments in equity affiliates* line in an amount of €340.7 million.

Note 6: Deferred tax assets are reclassified in a separate line in accordance with IFRS standards (€504.2 million), advertising materials which can be depreciated are reclassified as *Tangible assets* (€200 million). Various reclassifications are also carried out for a net amount of €126.7 million concerning: *Prepayments to suppliers*, *Current tax assets*, financial hedging instruments and the current portions of loans.

Note 7: This consists of the reclassification of treasury stock which are deducted from shareholders' equity (gross value: €1,792.6 million, depreciation: €277.1 million), the reclassification of SICAV investment funds and unit trusts without share risk as cash and cash equivalents (€157.2 million) and the reclassification of financial hedging instruments (€75.3 million), in accordance with IAS 32.

Note 8: This consists of the reclassification of SICAV investment funds and unit trusts without share risk from *Marketable securities* to *Cash and cash equivalent*.

Liabilities

Note 9: This mainly consists of the booking of actuarial gains and losses on pension obligations in accordance with the option stipulated in IFRS 1.

Note 10: Provisions for liabilities and charges have been broken down into current liabilities (provisions relating to the operating cycle and/or provisions whose realisation date is less than 12 months away) and non-current liabilities.

Note 11: A deferred tax liability is booked for Sanofi-Synthélabo investment (€272.2 million) on the difference between the tax value of the shares and their value in the consolidated financial statements in accordance with IAS 12.

Notes 12 and 13: Borrowings and debts have been broken down into current and non-current portions.

Note 14: This consists of the reclassification of the current tax liabilities on a separate line (€232.1 million) and the reclassification of the current portion of provisions for liabilities and charges (€292.9 million) and various reclassifications for a net amount of €102.1 million.

Note 15: Adjustments of shareholders' equity at January 1st, 2004 are as follows:

	IFRS reclassification and *restatement*		Total
	Liability / Liability	**Asset / Liability**	
- Shareholders' equity			8,124.3
- Minority interests			11.9
Published shareholders' equity at 12/31/2003 in accordance with French standards			***8,136.2***
1 - Reserves	***- 1,755.4***	***257.8***	***-1,497.6***
- Cancellation of depreciation on treasury stock (note 7)		277.1	
- Attached tax effect		-93.9	
- Deferred tax liability on Sanofi-Synthélabo investment (note 11)	-272.2		
- Booking of actuarial gains and losses on pension obligations and other adjustments (note 9)	-221.3		
- Attached tax effect		77.1	
- Reclassification of cumulative translation adjustments in reserves	- 1,242.3		
- Fair value hedging net of tax	-19.6	1.2	
- Other restatements net of tax		-3.7	
2 – Cumulative translation adjustments	***1,242.3***	***1.0***	***1,243.3***
- Reclassification of cumulative translation adjustments in reserves	1,242.3	1.0	
3 – Unrealised holding gains	***-4.2***	***70.1***	***65.9***
4 - Treasury stock	**-**	***-1,792.6***	***-1,792.6***
- Reclassification of gross value from marketable securities to shareholders' equity (note 7)		-1,792.6	
5 – Minority interests	***-40.8***	***37.2***	***-3.6***
- Minority interest buyback commitments	*-40.8*	*36.7*	
- Effect of cash flow hedging		*0.5*	
Shareholders' equity at 01/01/2004 in accordance with IFRS standards			***6,151.6***

Balance sheet at 12/31/2004

Assets

Published balance sheet at 12/31/2004 French standards € millions			IFRS reclassification and restatement Asset / Asset	Asset /Liability	Opening IFRS balance sheet at 12/31/2004	
Fixed assets	***11,533.7***		***769.6***	***3,430.7***	***Non-current assets***	***15,734.0***
Goodwill	817.2	*1*	2,669.9	26.7	Goodwill	3,513.8
Intangible assets	3,739.7	*2*	-2,673.2	-1.6	Intangible assets	1,064.9
Tangible assets	1,943.7	*3*	241.3	-	Tangible assets	2,185.0
Financial assets	5,033.1	*4*	-10.6	3,519.9	Financial assets	8,542.4
		5	542.2	-114.3	Deferred tax assets	427.9
Current assets	***6,645.4***		***-769.6***	***-1,224.6***	***Current assets***	***4,651.2***
Inventories	1,126.1		-	-2.7	Inventories	1,123.4
Prepayments to suppliers	62.3		-62.3	-		-
Trade accounts receivable	2,063.6		- 0.2	-	Trade accounts receivable	2,063.4
Other receivables and prepaid expenses	1,412.9	*5*	-674.5	92.6	Other current receivables	831.0
			57.2	-	Current tax assets	57.2
Marketable securities	1,579.6	*6*	-255.6	-1,324.0		-
Cash and cash equivalents	400.9	*7*	165.8	9.5	Cash and cash equivalents	576.2
Total	**18,179.1**		**-**	**2,206.1**	**Total**	**20,385.2**

Liabilities

Published balance sheet at 12/31/2004 French standards € millions			IFRS reclassification and restatement Liability / Liability	Asset / Liability	Opening IFRS balance sheet at 12/31/2004	
Shareholders' equity[1]	***10,563.7***	*14*	***-904.0***	***2,165.7***	***Shareholders' equity***	***11,825.4***
Capital stock	135.2		-	-	Capital stock	135.2
Additional paid-in capital	953.5		-	-	Additional paid-in capital	953.5
Reserves	10,738.9		-1,542.1	406.7	Reserves	9,603.5
			-506.7	3,537.7	Unrealised holding gains	3,031.0
Cumulative translation adjustments	-1,268.1		1,158.2	-30.0	Cumulative translation adjustments	-139.9
			-	-1,759.1	Treasury stock	-1,759.1
					Shareholders' equity before minority interests	***11,824.2***
Minority interests	4.2		-13.4	10.4	Minority interests	1.2
Provisions for liabilities and charges	***1,921.6***		**606.3**	**-22.1**	***Non-current liabilities***	***3,218.8***
Provisions for employee retirement obligation and related benefits	787.1	8	208.5	-	Provisions for employee retirement obligation and related benefits	995.6
Other provisions for liabilities and charges	474.6	9	-286.6	-	Other provisions for liabilities and charges	188.0
Deferred tax liabilities	659.9	10	684.4	-22.1	Deferred tax liabilities	1,322.2
Borrowings and debts	***2,174.7***	*11*	**-1,492.0**	**30.3**	Non-current borrowings and debts	713.0
Current liabilities	***3,519.1***		**1,789.7**	**32.2**	***Current liabilities***	***5,341.0***
Customers' deposits and advances	0.3		-0.3	-		
Trade accounts payable	2,108.0		-0.1	0.8	Trade accounts payable	2,108.7
		12	1,431.6	-0.4	Current borrowings and debts	1,431.2
Other liabilities	1,410.8	*13*	154.9	31.8	Other current liabilities	1,597.5
			203.6	-	Current tax liabilities	203.6
Total	**18,179.1**		**-**	**2,206.1**	**Total**	**20,385.2**

[1] Including minority interests

Notes to the reconciliation of the balance sheet at 12/31/2004

Assets

Notes 1 and 2: Business value (€ 2,564.6 million) and market shares (€ 105.2 million) have been reclassified as goodwill as they cannot be recorded as identifiable intangible assets in application of IAS 38.

Note 3: Advertising materials which can be depreciated have been transferred from "Other receivables and prepaid expenses" to tangible assets in an amount of € 234.1 million (standard IAS 16).

Note 4: The Sanofi-Aventis investment has been restated at its market value at 12/31/2004 (€ 3,530.7 million); the current portion of loans has been reclassified as "Other current receivables".

Note 5: This relates to the reclassification of deferred tax assets to a separate line in IFRS (€ 542.2 million), the reclassification of advertising materials which can be depreciated to tangible assets (€ 234.1 million), and various reclassifications in a net amount of € 101.8 million concerning "Prepayments to suppliers", current tax assets, financial hedging instruments and the current portion of loans.

Note 6: This relates to the reclassification of treasury stock, which are deducted from shareholders' equity (gross value: € 1,759.1 million, depreciation: € 435.1 million), the reclassification of SICAV *investment funds and unit trusts without share risk as cash and cash equivalents* (€ 170.9 *million) and* the reclassification of financial hedging instruments (€ 84 million), in accordance with IAS 32.

Note 7: This relates to the reclassification of SICAV investment funds and unit trusts without share risk, which are transferred from "marketable securities", to cash and cash equivalents.

Liabilities

Note 8: This mainly relates to the recording of actuarial gains and losses on pension obligations in accordance with the option stipulated in IFRS 1.

Note 9: The provisions for liabilities and charges have been broken down between current liabilities (provisions relating to the operating cycle and/or whose realisation date is less than 12 months away) and non-current liabilities.

Note 10: A deferred tax liability has been recorded for the Sanofi-Aventis investment (€ 684.4 million), corresponding to the difference between the tax value of the investment and its book value in the consolidated financial statements in accordance with IAS 12.

Note 11 and 12: Borrowings and debts have been broken down into current portion and non-current portion.

Note 13: This relates to the reclassification of current tax liabilities on a separate line (€ 203.6 million), the reclassification of the current portion of the provisions for liabilities and charges (€ 286.6 million) and various reclassifications for a net amount of € 71.9 million.

Note 14: The adjustments to shareholders' equity at 12/31/2004 are as follows:

€ millions	IFRS reclassification and restatement		Total
	Liability / Liability	**Asset / Liability**	
- Shareholders' equity			10,559.5
- Minority interests			4.2
Published shareholders' equity at 12/31/2004 in accordance with French standards			***10,563.7***
1 - Reserves	***-1,542.1***	***406.7***	***-1,135.4***
- Cancellation of depreciation on treasury stock		435.1	
- Attached tax effect		-148.0	
- Deferred tax liability on Sanofi-Aventis investment	-129.4		
- IFRS impact on Sanofi-Aventis investment		-23.7	
- Recording of actuarial gains and losses on pensions obligations and other adjustments	-211.4		
- Attached tax effect		73.0	
- Cancellation of goodwill amortisation		57.3	
- Reclassification of cumulative translation adjustments in reserves at 1/1/2004	-1,243.3		
- Cancellation of 2004 cumulative translation adjustment recorded for Sanofi-Aventis deconsolidation	87.1		
- Fair value hedging net of tax (interest rate)	19.2	-18.5	
- Fair value hedging net of tax (exchange rate)	-64.3	38.3	
- Other restatements		-6.8	
2 – Unrealised holding gains	***-506.7***	***3,537.7***	***3,031.0***
- Cash flow hedging net of tax (exchange rate)	50.5		
- Cash flow hedging net of tax (interest rate)	-2.2	0.8	
- Fair value revaluation of Sanofi-Aventis investment		3,530.7	
- Associated tax effect	-555.0		
- Other		6.2	
3 – Cumulative translation adjustments	***1,158.2***	***-30.0***	***1,128.2***
- Reclassification of cumulative translation adjustments in reserves at 1/1/2004	1,243.3		
- Translation differences on 2004 goodwill in foreign currency		-34.2	
- Cancellation of 2004 change recorded for Sanofi-Aventis deconsolidation	-87.1		
- Other	2.0	4.2	
4 - Treasury stock		***-1,759.1***	***-1,759.1***
- Reclassification of gross value of treasury stock		-1,759.1	
5 - Minority interests	***-13.4***	***10.4***	***-3.0***
- Minority interest buyback commitments	-13.7	6.1	
- Partial revaluation of Shu Uemura net of tax		4.3	
- Other	0.3		
IFRS shareholders' equity at 12/31/2004			***11,825.4***

Impact of IFRS on shareholders' equity

€ millions	1/1/2004	12/31/2004
French standards	**+8,136**	**+10,564**
▪**Treasury stock (IAS 32)**	**-1,610**	**-1,472**
▶ Cancellation of treasury stock	*-1,793*	*-1,759*
▶ Cancellation of depreciation for treasury stock (gross value)	*+277*	*+435*
▶ Associated tax effect	*-94*	*-148*
▪**Sanofi-Aventis**		
▶ **Deferred tax liability on investment (IAS 12)**	**-272**	**-129**
▶ **Revaluation of investment net of tax (IAS 39)**		**+2,976**
▪ Gross value		*+3,531*
▪ Associated tax effect		*-555*
▶ **Impact of application of IFRS standards on investment value**	**-6**	**-24**
▪**Cancellation of depreciation of goodwill (IFRS 3)**	**-**	**+57**
▪**Conversion in currency of 2004 acquisition goodwill (IAS 21)**	**-**	**-34**
▪**Entering of actuarial gains and losses relating to pensions (IFRS 1)**	**-144**	**-135**
▶ Gross value	*-221*	*-206*
▶ *Attached tax effect*	*+77*	*+71*
▪**Foreign exchange and interest rate risk hedging (IAS 39)**	**+48**	**+22**
▶ Fair value hedging net of tax	*-18*	*-24*
▶ Cash flow hedging net of tax	*+66*	*+46*
▪**Minority interests**	**-4**	**-3**
▪**Other**	**+4**	**+3**
Total adjustments	**-1,984**	**+1,261**
IFRS standards	**+6,152**	**+11,825**

Profit and loss account by nature

€ millions

Published (French standards)	2004	Reclassifications and restatements	IFRS presentation	2004
NET SALES	**14,533.9**	-892.7	**NET SALES**	**13,641.3**
Purchases and variation in inventories	-2,577.3		Purchases and variation in inventories	-2,577.3
Personnel costs	-2,701.9	-5.7	Personnel costs	-2,707.6
External charges	-6,469.2	828.2	External charges	-5,641.0
Taxes and similar payments	-227.8		Taxes and similar payments	-227.8
Depreciation	-479.9		*Depreciation*	-479.9
Charges to provisions	38.1	6.6	Charges to provisions	44.7
Operating profit	**2,115.9**	-63.6	**Operating profit before exchange gains and losses**	**2,052.4**
Foreign exchange gains and losses	45.6	-9.1	Foreign exchange gains and losses	36.5
ADJUSTED OPERATING PROFIT	**2,161.5**	-72.6	**OPERATING PROFIT**	**2,088.9**
		-62.7	Capital gains and losses on disposals of assets	-62.7
		-24.0	Impairment of long-term assets	-24.0
		-39.5	Restructuring costs	-39.5
		2,854.5	Sanofi-Aventis dilution capital gain	2,854.5
			OPERATIONAL PROFIT	**4,817.2**
Financial expense - net	-98.7	51.7	Financial expenses and incomes	-47.0
PRE-TAX PROFIT OF CONSOLIDATED COMPANIES	**2,062.8**			
		292.3	Share in net profit of equity affiliates	292.3
			PRE-TAX PROFIT	**5,062.5**
Income tax	-696.0	-393.7	Income tax	-1,089.7
NET OPERATIONAL PROFIT OF CONSOLIDATED COMPANIES	**1,366.8**			
Share in net operational profit of equity affiliates	292.2	-292.2		
NET OPERATIONAL PROFIT OF CONSOLIDATED COMPANIES	**1,659.0**			
Charges to provisions for depreciation of treasury stock - net of tax	-104.5	104.5		
Capital gains and losses on disposals of assets - net of tax	-56.2	56.2		
Restructuring costs - net of tax	-27.2	27.2		
Amortisation of goodwill	-81.3	81.3		
Sanofi-Aventis dilution capital gain net of tax	2,239.0	-2,239.0		
NET INCOME BEFORE MINORITY INTERESTS	**3,628.8**	344.0	**NET PROFIT**	**3,972.8**
Minority interests	-3.1	0.0	Minority interests	-3.1
NET INCOME AFTER MINORITY INTERESTS	**3,625.7**	344.0	**NET INCOME AFTER MINORITY INTERESTS**	**3,969.7**
NET OPERATIONAL PROFIT AFTER MINORITY INTERESTS	**1,655.7**		**NET PROFIT BEFORE NON-RECURRENT ITEMS AFTER MINORITY INTERESTS**	**1,609.0**

Profit and loss account by nature

Reconciliation of other operational income and expense, of net profit of equity affiliates and of income tax

€ millions 2004 published		Cancellation of depreciation on treasury stock	Capital gains/losses	Restructuring costs	Sanofi-Synthélabo capital gain	Cancellation of goodwill amortisation	Sanofi-Aventis restatements (IAS 12)	Other	2004 IFRS	
Charges to provisions for depreciation of treasury stock - net of tax	-104,5	104,5								
Capital gains and losses on disposals of assets - net of tax	-56,2		-6,5						Capital gains and losses on disposals of assets	-62,7
Restructuring costs - net of tax	-27,2			-12,3					Restructuring costs	-39,5
Amortisation of goodwill	-81,3					57,3			Impairment of long-term assets	-24,0
Sanofi-Aventis dilution capital gain	2 239,0				615,5				Sanofi-Synthélabo dilution capital gain	2 854,5
Total non-recurrent items	**1 969,8**								**Total non-recurrent items**	**2 728,3**
Net operational profit of equity affiliates	**292,2**		0,5					-0,4	**Net profit of equity affiliates**	**292,3**
Income tax	**-696,0**		6,0	12,3	-553,6		142,8	-1,2	**Income tax**	**-1 089,7**
Impact on profit		**104,5**	**0,0**	**0,0**	**61,9**	**57,3**	**142,8**	**-1,6**		

L'ORÉAL

Application of IFRS standards to 2004 sales

€ millions	1st quarter		2nd quarter		3rd quarter		4th quarter		Full year	
	French standards	IFRS	French standards	IFRS	French standards	IFRS	French standards	IFRS	French standards	IFRS
By operational division										
Professional Products	510	491	517	499	489	474	482	457	1,998	1,920
Consumer Products	2,040	1,823	1,999	1,812	1,883	1,727	1,832	1,689	7,754	7,050
Luxury Products	822	819	818	809	877	870	1,003	952	3,520	3,450
Active Cosmetics	273	270	225	222	181	179	173	170	852	841
Cosmetics total	**3,670**	**3,428**	**3,584**	**3,363**	**3,452**	**3,269**	**3,514**	**3,288**	**14,220**	**13,348**
By geographic zone										
Western Europe	1,993	1,826	1,909	1,746	1,676	1,554	1,735	1,607	7,313	6,733
North America	926	869	897	860	1,004	967	945	875	3,772	3,571
Rest of the World, of which:	751	733	777	756	773	749	834	807	3,135	3,045
- Asia	313	307	313	307	311	304	332	325	1,269	1,243
- Latin America	160	155	184	179	184	175	196	188	724	697
- Eastern Europe	128	125	128	123	118	114	150	145	524	507
- Other Countries	150	145	152	148	161	156	155	149	618	598
Cosmetics total	**3,670**	**3,428**	**3,584**	**3,363**	**3,452**	**3,269**	**3,514**	**3,288**	**14,220**	**13,348**
Dermatology[1]	57	57	75	75	77	77	86	86	293	293
Group total	**3,732**	**3,484**	**3,665**	**3,437**	**3,534**	**3,346**	**3,603**	**3,374**	**14,534**	**13,641**

(1) Group share, i.e. 50%.


L'ORÉAL

http://www.loreal-finance.com